August 22, 2003


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for K-Tron International, Inc. and, under the date of February 10, 2003, we reported on the consolidated financial statements of K-Tron International, Inc. as of and for the year ended December 28, 2002. On August 13, 2003, our appointment as principal accountants was terminated. We have read K-Tron International Inc.'s statements included under
Item 4 of its Form 8-K/A (Amendment No. 1) dated August 13, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with K-Tron International Inc.'s statement that Grant Thornton LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on K-Tron International Inc.'s consolidated financial statements.

Very truly yours,

KPMG LLP